October 14, 2026

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	USCF Lithium Strategy Fund (Series No. S000087805), a series of USCF ETF Trust (File Nos. 333-196273; 811-22930)

Ladies and Gentlemen,

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), USCF ETF Trust (the “Trust”) hereby requests the withdrawal of Post-Effective Amendment No. 182 to the Trust’s registration statement on Form N-1A, which was filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2024 (Accession No. 0001171200-24-000229). Post-Effective Amendment No. 182 was filed under Rule 485(a) under the Securities Act in order to register shares of USCF Lithium Strategy Fund, a series of the Trust.

In addition, the delaying amendments listed below (the “Delaying Amendments”) were filed pursuant to Rule 485(b) under the Securities Act (submission type 485BXT) for the sole purpose of delaying the effectiveness of Post-Effective Amendment No. 182. The Trust also requests the withdrawal of the Delaying Amendments.

Filing date	Acceptance Date	Accession Number
October 9, 2026	2026-10-09	0002071876-26-000234
September 11, 2026	2026-09-11	0002071876-26-000207
August 14, 2026	2026-08-14	0002071876-26-000190
July 15, 2026	2026-07-15	0002071876-26-000176
June 16, 2026	2026-06-16	0002071876-26-000164
May 18, 2026	2026-05-18	0002071876-26-000158
May 4, 2026	2026-05-04	0002071876-26-000134
April 13, 2026	2026-04-13	0002071876-26-000109
March 27, 2026	2026-03-27	0002071876-26-000073

USCF | 1850 Mt. Diablo Blvd., Suite 640, Walnut Creek, CA 94596 | Funds distributed by ALPS Distributors, Inc.

February 27, 2026	2026-02-27	0002071876-26-000021
January 30, 2026	2026-01-30	0002071876-26-000010
January 2, 2026	2026-01-02	0002071876-26-000002
December 5, 2025	2025-12-05	0002071876-25-000101
November 7, 2025	2025-11-07	0002071876-25-000079
October 10, 2025	2025-10-10	0002071876-25-000057
September 12, 2025	2025-09-12	0002071876-25-000047
August 15, 2025	2025-08-15	0002071876-25-000027
July 18, 2025	2025-07-18	0002071876-25-000019
June 20, 2025	2025-06-20	0002071876-25-000004
May 23, 2025	2025-05-23	0001171200-25-000253
April 25, 2025	2025-04-25	0001171200-25-000201
March 28, 2025	2025-03-28	0001171200-25-000160
February 28, 2025	2025-02-28	0001171200-25-000031
January 31, 2025	2025-01-31	0001171200-25-000011
January 3, 2025	2025-01-03	0001171200-25-000003
December 5, 2024	2024-12-05	0001171200-24-000345
November 6, 2024	2024-11-06	0001171200-24-000332
October 8, 2024	2024-10-08	0001171200-24-000315
September 9, 2024	2024-09-09	0001171200-24-000287

The Trust is requesting the withdrawal of Post-Effective Amendment No. 182 and the Delaying Amendments because the Trust no longer intends to launch USCF Lithium Strategy Fund. The Trust confirms that no shares of USCF Lithium Strategy Fund have been sold.

Please direct any inquiries regarding this application to the Trust’s legal counsel, Cynthia R. Beyea of Dechert LLP at (202) 261-3447 or Cynthia.Beyea@dechert.com.

USCF ETF Trust

By:	/s/ John P. Love
John P. Love
President and Principal Executive Officer